Barrett Opportunity Fund, Inc.
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

March 28, 2013

VIA EDGAR TRANSMISSION

Ms. Laura Hatch
United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	Barrett Opportunity Fund, Inc. (the “Fund”)
 Investment Company Act Registration No: 811-02884

Dear Ms. Hatch:

This correspondence is being filed in response to the Staff’s oral comments provided to Rachel Spearo of U.S. Bancorp Fund Services, LLC on February 28, 2013 regarding your review of the shareholder report for the Fund dated August 31, 2012, filed via EDGAR on Form N-CSR on November 6, 2012.  For your convenience, the Staff’s comments are included in bold typeface immediately followed by the Fund’s responses.

In addition, in connection with this filing, the Fund hereby makes the following representations:

1.
The Fund acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Fund and its management are solely responsible for the content of such disclosure;

2.
The Fund acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Fund represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

The Fund’s responses to your comments are as follows:

1.
Staff Comment: The Staff notes that the Fund appears to have its assets heavily concentrated in securities of a small number of issuers, and suggests that the Fund consider revising disclosure related to the Fund’s principal investment strategies during the next regular update of the Prospectus to add disclosure related to this concentration of assets.

Response: The Fund respectfully submits that its Prospectus already includes disclosure about the non-diversified nature of its portfolio.  Nevertheless, the Fund undertakes to expand the disclosure in its next annual update of the Prospectus to emphasize further that its assets are concentrated in the securities of a relatively small number of issuers and the related risks of a concentrated portfolio.

2.
Staff Comment: Please provide a supplemental explanation of the Fund’s compliance with the diversification requirements for qualification as a regulated investment company (“RIC”) under Sub-Chapter M of the Internal Revenue Code of 1986, as amended (the “Code”).

Response:   The Fund believes that it is in compliance with the diversification requirements for qualification as a RIC under Sub-Chapter M of the Code.  The diversification test under Sub-Chapter M is performed on a quarterly basis and the Fund actively monitors its portfolio to insure compliance.  For these purposes, market appreciation without any portfolio acquisitions will not cause the Fund to be non-compliant.  For example, one of the diversification requirements is that at least 50% of the value of the Fund’s assets must be represented by cash, cash items, U.S. Government securities, securities of other RICs and other securities with such other securities limited, in respect of any one issuer, to an amount not greater than 5% of the value of the Fund’s assets and 10% of the outstanding voting securities of such issuer.  For these purposes, if the Fund acquires a particular security at a time when it represents less than 5% of the Fund’s assets (by value) and the Fund is otherwise compliant with the diversification test, and subsequent appreciation in the value of that security causes it to represent more than 5% of the Fund’s assets on a later quarterly testing date, that appreciation will not result in a breach of the 50% diversification test as long as there are no other acquisitions by the Fund that contribute to the non-compliance.

If you have any additional questions or require further information, please contact Rachel Spearo at (414) 765-5384.

Sincerely,

/s/ Peter H. Shriver

Peter H. Shriver
President and Chief Executive Officer
Barrett Opportunity Fund, Inc.